UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ORBITAL SCIENCES CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase shares of common stock, par value $.01 per share
(Title of class of securities)

685564106
(CUSIP number of class of securities)
(Underlying common stock)

Susan Herlick
Senior Vice President, General Counsel and Corporate Secretary
Orbital Sciences Corporation
21839 Atlantic Boulevard
Dulles, VA 20166
(703) 406-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Eve N. Howard, Esq.
Joseph G. Connolly, Jr., Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$9,473,320	$1,014

*	The “transaction valuation” set forth above is as of December 29, 2006, based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 795,402 shares of common stock, par value $.01 per share, of Orbital Sciences Corporation will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet.
The information set forth under “Summary Term Sheet” in the Offer to Amend, dated January 5, 2007, attached hereto as Exhibit (a)(1) (the “Offer to Amend”), is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The name of the issuer is Orbital Sciences Corporation, a Delaware corporation (“Orbital” or the “Company”). The address of its principal executive offices is 21839 Atlantic Boulevard, Dulles, VA 20166, and its telephone number is (703) 406-5000. The information set forth in the Offer to Amend under Section 11—“Information Concerning Orbital” is incorporated herein by reference.
(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding “Eligible Options” (as defined in the Offer to Amend) held by individuals subject to taxation in the United States, so that they may avoid potential adverse tax consequences under the Internal Revenue Code Section 409A. Each eligible participant may elect to amend his or her Eligible Option to increase the exercise price per share of the Company’s common stock, par value $.01 per share (“Orbital common stock”), purchasable thereunder, all upon the terms and subject to the conditions set forth in the Offer to Amend and the related form of Letter of Transmittal attached hereto as Exhibit (a)(3) (the “Letter of Transmittal” and, together with the Offer to Amend, as they may be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 5:00 p.m., Eastern Time, on February 6, 2007 but may be extended (the “Expiration Date”). As of December 29, 2006, Eligible Options to purchase 795,402 shares of Orbital common stock were outstanding.
The following information set forth in the Offer to Amend is incorporated herein by reference:
•	on the introductory pages and under “Summary Term Sheet;”

•	Section 1—“Eligible Participants; Eligible Options; Amendment; Expiration Date; Additional Considerations;”

•	Section 3—“Status of Eligible Options Not Amended; Suspension of Option Exercises During the Offer Period;”

•	Section 6—“Acceptance of Eligible Options for Amendment;” and

•	Section 9—“Source and Amount of Consideration; Terms of Amended Eligible Options; Terms of the Plan.”
(c) Trading and Market Price. The information set forth in the Offer to Amend under Section 8—“Price Range of Orbital Common Stock Underlying the Options” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address. The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Amend (“Information Concerning the Directors and Executive Officers of Orbital Sciences Corporation”) is incorporated herein by reference.

Item 4. Terms of the Transaction.
(a) Material Terms. The following information set forth in the Offer to Amend is incorporated herein by reference:
•	on the introductory pages and under “Summary Term Sheet;”

•	Section 1—“Eligible Participants; Eligible Options; Amendment; Expiration Date; Additional Considerations;”

•	Section 3—“Status of Eligible Options Not Amended; Suspension of Option Exercises During the Offer Period;”

•	Section 4—“Procedures for Accepting the Offer to Amend Eligible Options;”

•	Section 5—“Withdrawal Rights;”

•	Section 6—“Acceptance of Eligible Options for Amendment;”

•	Section 7—“Conditions of the Offer;”

•	Section 9—“Source and Amount of Consideration; Terms of Amended Eligible Options; Terms of the Plan;”

•	Section 10—“Amended Eligible Options Will Not Differ from Eligible Options;”

•	Section 13—“Status of Options Amended in the Offer; Accounting Consequences of the Offer;”

•	Section 14—“Legal Matters; Regulatory Approvals;”

•	Section 15—“Material U.S. Federal Income Tax Consequences;”

•	Section 16—“Extension of the Offer; Termination; Amendment;” and

•	Section 19—“Forward-Looking Statements; Miscellaneous.”
(b) Purchases. The information set forth in the Offer to Amend under Section 12—“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Arrangements.
(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Amend under Section 12—“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference. The following documents, pursuant to which the Eligible Options have been granted, are attached hereto as Exhibits (d)(1) and (d)(2), respectively, and contain information regarding the subject securities:
•	Orbital Sciences Corporation 1997 Stock Option and Incentive Plan, as amended; and

•	Form of Nonstatutory Stock Option Agreement under the 1997 Stock Option and Incentive Plan, as amended.

Item 6. Purposes of the Transactions and Plans or Proposals.
(a) Purposes. The information set forth in the Offer to Amend under Section 2—“Purpose of the Offer” is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offer to Amend under Section 6—“Acceptance of Eligible Options for Amendment” and Section 13—“Status of Options Amended in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.
(c) Plans. The information set forth in the Offer to Amend under Section 1—“Eligible Participants; Eligible Options; Amendment; Expiration Date; Additional Considerations” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Offer to Amend under Section 9—“Source and Amount of Consideration; Terms of Amended Eligible Options; Terms of the Plan” and Section 17—“Fees and Expenses” is incorporated herein by reference.
(b) Conditions. The information set forth in the Offer to Amend under Section 7—“Conditions of the Offer” is incorporated herein by reference.
(c) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Amend under Section 12—“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference.
(b) Securities Transactions. The information set forth in the Offer to Amend under Section 12—“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. Not applicable.
Item 10. Financial Statements.
(a) Financial Information. The information set forth in the Offer to Amend under Section 11—“Information Concerning Orbital” and Section 18—“Additional Information” is incorporated herein by reference. The following information is also incorporated herein by reference:
•	Item 8—“Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K/A for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2006;

•	Computation of Ratio of Earnings to Fixed Charges, Exhibit 12 to the Company’s Annual Report on Form 10-K/A for its fiscal year ended December 31, 2005, filed with the SEC on December 7, 2006; and

•	Item 1—“Financial Statements” of the Company’s Quarterly Report on Form 10-Q for its quarter ended September 30, 2006, filed with the SEC on November 14, 2006.
(b) Pro Forma Information. Not applicable.
(c) Summary Information. The information set forth in the Offer to Amend under Section 11—“Information Concerning Orbital” is incorporated herein by reference.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Amend under Section 12—“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” and Section 14—“Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(b) Other Material Information. Not applicable.
Item 12. Exhibits.

Exhibit
No.	Description
(a)(1)	Offer to Amend, dated January 5, 2007.

(a)(2)	Cover memo to holders of Eligible Options regarding Offer to Amend, dated January 5, 2007.

(a)(3)	Letter of Transmittal.

(a)(4)	Withdrawal Form.

(a)(5)	Form of Reminder of Expiration Date.

(a)(6)	Form of Notice of Amendment of Eligible Options.

(a)(7)	Forms of Amendment of Stock Option Award Agreement.

(a)(8)	The Company’s Annual Report on Form 10-K/A for the year ended December 31, 2005, filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2006 (incorporated herein by reference).

(a)(9)	The Company’s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2006, filed with the SEC on December 7, 2006 (incorporated herein by reference).

(a)(10)	The Company’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006, filed with the SEC on December 7, 2006 (incorporated herein by reference).

(a)(11)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 14, 2006 (incorporated herein by reference).

(b)	Not applicable.

(d)(1)	Orbital Sciences Corporation 1997 Stock Option and Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 26, 2006).

Exhibit
No.	Description
(d)(2)	Form of Nonstatutory Stock Option Agreement under the 1997 Stock Option and Incentive Plan, as amended.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
(a) Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ORBITAL SCIENCES CORPORATION
By:	/s/ Susan Herlick
Susan Herlick
Senior Vice President, General Counsel and Corporate Secretary

Date: January 5, 2007

INDEX OF EXHIBITS

Exhibit
No.	Description
(a)(1)	Offer to Amend, dated January 5, 2007.

(a)(2)	Cover memo to holders of Eligible Options regarding Offer to Amend, dated January 5, 2007.

(a)(3)	Letter of Transmittal.

(a)(4)	Withdrawal Form.

(a)(5)	Form of Reminder of Expiration Date.

(a)(6)	Form of Notice of Amendment of Eligible Options.

(a)(7)	Forms of Amendment of Stock Option Award Agreement.

(a)(8)	The Company’s Annual Report on Form 10-K/A for the year ended December 31, 2005, filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2006 (incorporated herein by reference).

(a)(9)	The Company’s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2006, filed with the SEC on December 7, 2006 (incorporated herein by reference).

(a)(10)	The Company’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006, filed with the SEC on December 7, 2006 (incorporated herein by reference).

(a)(11)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 14, 2006 (incorporated herein by reference).

(b)	Not applicable.

(d)(1)	Orbital Sciences Corporation 1997 Stock Option and Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 26, 2006).

(d)(2)	Form of Nonstatutory Stock Option Agreement under the 1997 Stock Option and Incentive Plan, as amended.

(g)	Not applicable.

(h)	Not applicable.